SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Eletrobras Management Proposal

Extraordinary General Meeting

08/08

2:00p.m.

Index

Participation Manual	3
1.1. Special Nature of the Meeting: Exclusive Voting Rights of the Federal Government	4
1.2. Digital-only meeting	6
1.3. Distance Voting Ballot (BVD)	7
1.4. Required documents	8
1.5. Registration and accreditation	10
Management Proposal	11
2.1. Agenda:	11
2.2. Clarifications on the agenda of the meeting:	11
2.3. Schedules List:	14
2.4. Conclusion:	14

Participation Manual Eletrobras Extraordinary General Meeting 2025

1.1.	Special Nature of the Meeting: Exclusive Voting Rights of the Federal Government
1.2.	Digital-only meeting
1.3.	Distance Voting Ballot (BVD)
1.4.	Required documents
1.5.	Registration and accreditation

1.1. Special Nature of the Meeting: Exclusive Voting Rights of the Federal Government

This Extraordinary General Meeting ("Meeting") will be held solely for the election of the regular member of the Fiscal Council of Eletrobras appointed and to be elected exclusively by the Federal Government, pursuant to Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, entered into on March 25, 2025, between the Federal Government and the Company and approved by the shareholders at the Extraordinary General Meeting, held on April 29, 2025 ("Conciliation Agreement").

According to articles 20, II, and 21 of the Company's Bylaws, the right to elect one of the members of the Fiscal Council, through a separate vote, is a strictly personal and exclusive right of the Federal Government, as a representative of the Federal Government's Shareholders' Group (as defined in the Bylaws). This means that only the Federal Government may exercise the right to vote in this election, and the transfer of this right, in any capacity, to third parties, including other entities that are part of the Federal Government's Shareholders' Group, is prohibited. As a result, all votes cast by any other shareholders – other than the Federal Government – will be treated as "disregarded votes", and will be disclosed via the final detailed voting map.

It is important to note that, despite the restriction on voting rights, all of the Company's shareholders will be able to participate in the Meeting, following the debates and deliberations through the Digital Platform (defined below) made available for the event, in order to ensure transparency and access to information.

This Meeting complies with the provisions of the Conciliation Agreement and the Company's Bylaws and, above all, reinforces Eletrobras' commitment to the best corporate governance practices and with adequate transparency in the execution of the meetings procedures.

1.2. Digital-only meeting

In order to facilitate the participation of shareholders and others involved in holding the Meeting, pursuant to Law No. 6,404, of December 15, 1976 ("LSA"), CVM Resolution No. 81, of March 29, 2022 ("RCVM 81"), and the Company's Bylaws, the Meeting will be held through Zoom digital platform ("Digital Platform"), on August 8, 2025, at 2 pm.

Shareholders who wish to participate in the Meeting must register on the website https://atlasagm.com/ or through the “Atlas AGM” app, available on the Apple Store and Google Play Store and submit all the documents required to qualify for participation in the Meeting by 11:59 pm on August 6, 2025.

The Digital Platform meets the requirements set out in article 28, paragraph 1, I to III, of RCVM 81 and the Meeting will be fully recorded.

The guidelines for participation and manifestation of Admitted Shareholders via Digital Platform will be transmitted by the table and the time for manifestation may be limited.

Matters outside the agenda must be dealt with through the usual Investor Relations channels and will only be attached to the minutes upon express request.

The Company is not responsible for instabilities, connection failures or other external factors that are beyond its operational control.

It is recommended that Admitted Shareholders access the platform at least 30 minutes before the start of the Meeting.

Any doubts or clarifications can be answered by the Financial and Investor Relations Vice President, through the e-mail assembleiavirtual@eletrobras.com.

1.3. Distance Voting Ballot (BVD)

In compliance with the rules of RCVM 81, the Company will make the BVD available. However, considering the special nature of this Meeting, the Company emphasizes that the right to vote is exclusive to the Federal Government, which is why only the votes registered by the Federal Government in the respective field of the BVD will be considered valid.

The BVDs sent in by shareholders – other than the Federal Government – will be disregarded for the purposes of counting votes on the agenda. These votes in BVD will be treated as "disregarded votes" in the final detailed voting map, under the terms of §6, II, of article 48 of RCVM 81.

Guidance on the documentation required for remote voting are contained in the BVD, available on the websites: https://ri.eletrobras.com/, https://sistemas.cvm.gov.br/ and https://www.b3.com.br/pt_br/.

To participate in the Meeting through the BVD, the Federal Government must fill in the appropriate fields, sign the BVD and send it no later than four days before the date of the Meeting to the following recipients:

Bookkeeping agent	The Federal Government may exercise the remote vote through Itaú Corretora de Valores S.A. ("Bookkeeping Agent"). In this case, the BVD must be sent through the Itaú Assembleia Digital website. To do so, it will be necessary to register and have a digital certificate. Information on registration and step-by-step for issuing the digital certificate are available at https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital
Custody Agent	The Federal Government, if it has shares in custody, must verify with the custody agent whether it will provide a service for receiving BVD ("Custody Agent"). If so, the Federal Government may, at its sole discretion, forward the BVD to the Custody Agent, adopting the appropriate procedures, which may incur any costs.
Central depository	The Federal Government may, at its sole discretion and if it holds its shares in custody at B3, forward the BVD through B3's "Investor Area" ("Central Depositary"), in the "Services" section, in the "Open Meetings" option. The Central Depositary may define rules and operational procedures for the organization and operation of activities related to the collection and transmission of instructions for filling out the BVD, which must be observed by the Federal Government.
Company

The Federal Government may forward the BVD directly to the Company, provided that the BVD:

▪   It will only be received if completed digitally and submitted solely and exclusively through the website https://atlasagm.com/ or the “Atlas AGM” app. To access the system: (i) if you are already registered on the platform, you must use the same access credentials, entering your email and password; and (ii) if you have not yet accessed the platform, you must click on “Create your account/New account” and inform your e-mail address. Then, the system will send a confirmation e-mail to the e-mail informed, so the shareholder can enter the requested personal information and complete the registration. Additionally, to complete the BVD digitally: (i) the shareholder must access the Meeting and click on “Indicate votes/Declare votes”; (ii) select a vote for each item and click on “Submit Votes”; and (iii) proceed to digital signature using an ICP-Brasil certificate, directly through the platform. Votes will only be considered if the shareholder’s participation in the Meeting is approved.

▪   It must contain the place, date and signature of the signatory shareholder, who must be their legal representatives or their attorneys-in-fact with powers to perform this act.

▪   It must be followed by documentation proving the status of shareholder or legal representative of the signatory shareholder, according to the requirements and formalities indicated in this Management Proposal.

The BVD will be considered invalid and will not be processed by the Company if it is not followed by the necessary documentation to prove the condition of shareholder or representative and/or if it is delivered after the end of the deadline of four days before the Meeting.

Until the end of the deadline, the BVD may be corrected and resent by the Federal Government to the Company, observing the procedures and other deadlines provided for in RCVM 81, and no BVD will be accepted after the deadline.

If there are items not filled in after the expiration of the deadline of four days prior to the Meeting, the Company will consider them as instruction equivalent to abstention from voting.

Even if it has already submitted the BVD, the Federal Government may still register and enroll to participate in the Meeting through the Digital Platform, provided that it does so in the manner and within the deadline established in item 1.5 of this Manual. In such case, the Federal Government shall be entitled to:

▪  simply participate in the Meeting, in which case the voting instructions received through BVD will be computed by the Meeting's board; or

▪  participate and vote at the Meeting, in which case the corresponding voting instructions, received through BVD, will be discarded by the Meeting's board.

1.4. Required documents

The documents required for qualification and participation in the Meeting through the Digital Platform are:

i.          If a natural person:

▪     copy of the identification document legally recognized as such, with a recent photo and national validity, in addition to being within the validity period (if applicable); or

▪     in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed less than one year ago, together with the official identity document with photo of the attorney-in-fact, and such attorney-in-fact must be another Shareholder, a director of the Company or a lawyer duly registered with the Brazilian Bar Association (OAB).

ii.          If a legal entity:

▪     updated articles of incorporation of the Shareholder and the act that invests the representative(s) with sufficient powers for representation within the scope of the Meeting, duly registered with the competent bodies, together with the official identity document with photo of said representative(s); and

▪     if applicable, power of attorney duly granted in accordance with the law and/or the shareholder's articles of incorporation, together with the official identity document with photo of the attorney-in-fact.

iii.          If an Investment Fund:

▪     copy of the fund's current and consolidated regulations, bylaws or articles of association of the administrator or manager, as the case may be, observing the fund's voting policy;

▪     corporate documents that prove the powers of representation (minutes of the election of the directors, term(s) of investiture and/or power of attorney);

▪     identification document of the legal representative(s) with a recent photo and national validity;

▪     if applicable, a copy of the power of attorney granted under the terms of its articles of incorporation and in accordance with the rules of Law No. 10,406, of January 10, 2002, as amended ("Civil Code"), together with the official identity document with photo of the attorney-in-fact.

It is not necessary to send physical copies of the representation documents to the Company's office, nor to notarize the power of attorney, notarize, consularize, apostille or provide sworn translation of documents from foreign shareholders. Only a simple copy of the original documents required should be submitted via the website https://atlasagm.com/ or the “Atlas AGM” app.

To submit documents through the platform, the shareholder and/or proxy shall: (i) access the Meeting; (ii) click on the “Submit Documents” option, which will appear if the meeting is available for consultation and the required documents have been listed; (iii) in the case of proxies, select the shareholders on behalf of whom the documents will be submitted, either individually or in bulk, if representing more than one shareholder; (iv) upload the required documents in each respective field under the “Required Documents” tab; and (v) enable the option “Allow the above documents to be shared with the Company so that it may declare the votes”, if accessing via web, thereby completing the submission.

Powers of attorney granted by shareholders by electronic means will be admitted only if they contain digital certification within the standards of the Brazilian Public Key Infrastructure (ICP-Brasil) system or by other means of proving the authorship and integrity of the document in electronic form.

1.5. Registration and accreditation

The Shareholder or proxy who wishes to participate in the Meeting, via the Digital Platform, must fill in all registration data on the website https://atlasagm.com/ or the “Atlas AGM” app and submit all documents proving qualification and/or representation by 11:59 pm on August 6, 2025.

To access the system, the shareholder or proxy who:

▪     has already registered on the platform must access the link and use the same access credentials, entering their e-mail and password; and

▪     has not yet registered on the platform must click on “Create your account/New account” and provide their email address. A confirmation email will then be sent to the provided address, allowing the user to enter the requested personal information and complete the registration.

– Shareholder

The shareholder who is a natural person must click on “Add Tax Document”, enter their CPF number and complete the registration by clicking “Register/Continue.”

– Proxy

The proxy shall (i) click on “Add Representation”, located below “+ Add tax document”; (ii) fill in the information of the company they represent; (iii) upload the document proving such representation in PDF format; (iv) set the “Expiration Date” of the power of attorney; and (v) complete the registration by clicking “Register/Continue”.

At any time, it is possible to access the profile and add new shareholders to be represented. To do so, the proxy must click on the circle with their photo or initials, select “Profile,” and add the represented shareholders using the “Register representation” button.

The Company will verify the documents and, if there are no pending issues, the shareholder or his attorney-in-fact, as the case may be, will be admitted ("Admitted Shareholder") and will receive, via the Digital Platform, confirmation of his or her admission to attend the Meeting.

In case of insufficient documentation, the shareholder must complete it on the same website https://atlasagm.com/ or on the “Atlas AGM” app, until 11:59 pm on August 6, 2025. There will be no additional deadline to correct insufficient documentation.

Participation Request

After submitting the documents proving qualification and/or representation, the Accredited Shareholder shall click the “Request to participate in the meeting” button on the Meeting’s homepage and then confirm the action.

If an Admitted Shareholder does not receive confirmation for virtual access to the Meeting up to 8 hours before the start time of the Meeting, he/she must contact the Company's Investor Relations area through e-mail assembleiavirtual@eletrobras.com up to 4 hours before the start time of the Meeting.

Access to the Meeting via Digital Platform will be restricted to Admitted Shareholders (shareholders or their attorneys-in-fact, as the case may be). The Company warns that shareholders who do not submit the request and the necessary participation documents within the deadline will not be able to participate in the Meeting.

The Admitted Shareholders (shareholders or their attorneys-in-fact, as the case may be) undertake to use the individual registration exclusively to follow the Meeting remotely, without transferring it or disclosing it to third parties, as well as not to record, reproduce or share any content or information transmitted during the Meeting.

Page 10

Management Proposal

2.1.        AGENDA:

Election, in a separate voting process exclusive to the Federal Government, of Mr. Denilvo Morais, as a regular member of the Fiscal Council of Eletrobras, as agreed in the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, approved by the shareholders at the Extraordinary General Meeting, held on April 29, 2025.

2.2.        CLARIFICATIONS ON THE AGENDA OF THE MEETING:

a)       Background

On March 26, 2025, Eletrobras and the Federal Government entered into Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, to terminate ADI 7,385, in which the President of the Republic questioned the constitutionality of the restrictions on the exercise of voting rights that fall on Eletrobras shares held by the Federal Government, pursuant to Articles 6 and 7 of the Company's Bylaws.

On April 29, 2025, the shareholders approved, at an Extraordinary General Meeting ("Conciliation EGM"), (i) the entirety of the provisions of the Conciliation Agreement, which is currently subject to ratification by the Federal Supreme Court, and (ii) the amendments to the Company's Bylaws, so that the provisions of the agreement would be made viable.

b)       Right to Elect Member of the Fiscal Council

Clause Three, item (i), of the Conciliation Agreement[1] and Article 20, item II, of the Bylaws[2] provide that the Federal Government has the right to elect, by means of a separate election, a member of the Company's fiscal council (and respective alternate). This is a strictly personal right (intent personae) conferred on the Federal Government, according to article 21 of the Bylaws[3], so that only the Federal Government, as representative of its group of shareholders, has the competence to elect the respective member of the Fiscal Council.

[1] "CLAUSE THREE: (i) The Federal Government, on behalf of the Federal Government's Shareholders' Group, shall have the right to elect, by means of a separate election, three (3) out of ten (10) members to the board of directors and one (1) of up to five (5) members to the fiscal council (and respective alternate) of ELETROBRAS, and future changes in the total number of members of the board of directors shall depend on renegotiation between the parties;

[2] Article 20 - The Federal Government, on behalf of the shareholders that are part of its group of shareholders, pursuant to Article 8 of these Bylaws ("Federal Government Shareholders' Group"), considering the provisions of the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, entered into within the scope of Direct Action of Unconstitutionality No. 7,385 ("Conciliation Agreement"), the terms of which were approved at the extraordinary general meeting of Eletrobras held on April 29, 2025 (" Conciliation Meeting"), shall have the right to elect, by means of a separate vote: II – 1 (one) member to the Fiscal Council of Eletrobras, and his/her respective alternate."

[3] "Article 21 - The right to elect, by means of a separate vote, attributed to the Federal Government, on behalf of the Federal Government's Shareholders' Group, provided for in the caput of Article 20, has a strictly personal character (intent personae). Thus, such right is not attributed to any of the shares issued by Eletrobras, including, without limitation, the special class preferred share provided for in item III of paragraph 1 of Article 4 of these Bylaws, so that it may not be transferred in any way to any other person or entity, including to entities that are part of the Federal Government's Shareholders' Group, free of charge or for a fee, including by means of a mandate, being exercisable solely and exclusively by the Federal Government."

c)       2025 Annual and Extraordinary General Meeting

On the same date that the shareholders approved the Conciliation Agreement at the Conciliation EGM, the Company's Ordinary and Extraordinary Meeting ("OEGM") was held, in which the installation of the Fiscal Council was approved and part of the regular and alternate members of the Fiscal Council were elected, already considering the rules agreed upon under the Conciliation Agreement.

Within the scope of the OEGM, the following were elected to the Fiscal Council: (i) separately, of one regular member and his respective alternate, by the preferred shareholders, (ii) by majority vote, of three regular members and their respective alternates, by the common shareholders, and (iii) separately, under the terms of the Conciliation Agreement, of one member, as an alternate member by the Federal Government, remaining pending the election of the regular member appointed by the Federal Government.

Thus, the minutes of the OEGM recorded the need to call a new General Meeting for the election, separately, of the regular member by the Federal Government, as transcribed below:

“9. Within the scope of the separate election under the terms of the Conciliation Agreement, to approve the election of Mr. Regis Anderson Dudena as an alternate member of the Fiscal Council, noting that he will hold the position until further indication by the Federal Government of a regular member, when a General Meeting may be called in due course.” (emphasis added)

d)       Separate Election of Regular Member of the Fiscal Council by the Federal Government

In compliance with its right to elect the regular member of the Fiscal Council and within a period of 60 days, pursuant to Article 23 of the Bylaws[4], on May 7, 2025, the Federal Government, through the Ministry of Mines and Energy, sent Eletrobras the Official Letter No. 219/2025/GM-MME, available in SCHEDULE 1, formally appointing Mr. Denilvo Morais for the position of regular member of the Fiscal Council of Eletrobras, also stating that the name indicated was sent to the Civil House of the Presidency of the Republic, pursuant to article 22, II, of Decree No. 8,945, of December 27, 2016.

[4] Article 23 - It shall be exclusively incumbent upon the Federal Government, on behalf of the Group of Shareholders of the Federal Government, to forward to the Company the name and all other information of the persons it intends to elect to the Company's Board of Directors and/or Fiscal Council, by means of the right to vote separately provided for in Article 20 and respective paragraphs of these Bylaws, such submission shall occur at least sixty (60) days prior to the date of the general meeting whose agenda is the election of members of the Company's Board of Directors and/or Fiscal Council, according to the annual calendar disclosed by Eletrobras, in order to enable the analysis provided for in the sixth paragraph of Article 28 of these Bylaws and Eletrobras' internal policies.

e)       Compliance with legal, statutory and integrity requirements

The candidate currently holds the position of Board Member of the Energy Research Company ("EPE"), whose corporate purpose consists of "providing services in the area of studies and research aimed at subsidizing the planning of the energy sector, such as electricity, oil and natural gas and their derivatives, coal, renewable energy sources and energy efficiency, among others".

In this sense, Mr. Denilvo Morais presented a Settlement Agreement committing not to request access to privileged information that may involve conflict between the business and private interests of Eletrobras and the institutional and social interests of EPE associated with its role in the planning of the electricity sector. In light of the commitment assumed, the Company states that the candidate is able to sign the declaration of clearance referred to in Schedule K of RCVM 81.

Pursuant to article 11, I, of RCVM 81, information indicated in items 7.3 to 7.6 of the Reference Form in relation to the candidate proposed to compose the Fiscal Council is available in SCHEDULE 2.

Finally, it is worth highlighting the provisions of paragraph 5 of article 20 of the Bylaws, which establishes the commitment that all candidates nominated by the Federal Government must fully comply with the provisions of the bylaws and the internal policies of Eletrobras, including with regard to the applicable eligibility criteria. This commitment unequivocally binds the members of the management and the members of the fiscal council, after their election, to compliance with the Company's internal regulations:

Paragraph 5 - The candidates nominated by the Federal Government pursuant to this Article 20 and respective paragraphs shall comply with the provisions of these Bylaws and the applicable internal policies of Eletrobras, including their eligibility.

The Company emphasize that this separate election of a member of the Fiscal Council will be conducted in strict compliance with the provisions of the Bylaws, in particular articles 20, II, and 21, and the Conciliation Agreement, and reaffirms its commitment to legality, transparency and the best corporate governance practices, ensuring that all those elected, regardless of the form of their appointment, shall fully comply with the Company's statutory rules and internal policies.

2.3. SCHEDULES LIST:

•	SCHEDULE 1 - Official Letter No. 219/2025/GM-MME.
•	SCHEDULE 2 - Section 7.3 to 7.6 of the Company's Reference Form (information on the candidate for member of the Company's Fiscal Council).

2.4. CONCLUSION:

In view of the above, the Company's Board of Directors approved the call for the Extraordinary General Meeting, to be held on August 8, 2025, at 2 p.m., pursuant to this Management Proposal and its Schedules, and recommended the approval of the deliberative proposal herein.

Rio de Janeiro, July 8, 2025

Vicente Falconi Campos

Chairman of the Board of Directors

SCHEDULE 1

Official Letter No. 219/2025/GM-MME

MINISTRY OF MINES AND ENERGY

Minister's Office

Esplanada dos Ministérios - Block U, 8th Floor, Brasília – Federal District, Brazil, ZIP Code 70065-900

Phone: (61) 2032-5041 / gabinete@mme.gov.br

Official Letter No. 219/2025/GM-MME

Brasília, on the date of the electronic signature.

To Mr.

IVAN DE SOUZA MONTEIRO

President of Centrais Elétricas Brasileiras S.A. - Eletrobrás

Av. Graça Aranha, 26 - Centro

20030-000 - Rio de Janeiro - RJ

CC

To Mr.

JULIO CÉSAR GONÇALVES CORREA

General Coordinator of Corporate Affairs of the Attorney General's Office of the National Treasury

Ministry of Finance

Brasília - DF

Subject: Nomination by the Federal Government for the composition of Eletrobras' Fiscal Council.

Mr. President,

1.                                  In addition to the attached Official Letter No. 180/2025/GM-MME, dated April 22, 2025, I hereby inform the appointment of Mr. Denilvo Morais as a regular member of the Fiscal Council of Centrais Elétricas Brasileiras S.A. - Eletrobras.

2.                                  Additionally, I clarify that the nominated name has been submitted to the Office of the Chief of Staff of the Presidency of the Republic, under the terms of article 22, item II, of Decree No. 8,945, of December 27, 2016.

Yours sincerely,

BRENNO LEOPOLDO CAVALCANTE DE PAULA

Deputy Chief of Staff to the Minister of State for Mines and Energy

Annex: Official Letter No. 180/2025/GM-MME (1043056).

Curriculum Denilvo Morais (SEI No. 1052314).

Denilvo Morais

Date of Birth: 05/24/1960 – Place of Birth: São José do Rio Preto – SP

Affiliation: João Morais and Aparecida de Freitas Morais

ID 11.566.242-X – Issued by: SSP-SP – CPF 896.703.618-34

Work Card 84.377 series 386ª - Voter Registration: 1507 5783 0124 - SP

Passport: FX746616 – Marital Status: Divorced

Address: Rua Sargento Silvio Nunes Miranda, No. 7 – ZIP Code 02532-050 - São Paulo

Phone: (11) 94599-7368

Email: denilvo.morais@gmail.com e denilvo@uol.com.br

EDUCATION

Graduated in 1983 with a degree in Economics from the Pontifícia Universidade Católica de São Paulo – PUC-SP. Also attended, in 1985 and 1986, the Graduate Program – Master’s level (not concluded), in the field of Public Sector Economics.

PROFESSIONAL EXPERIENCE

42 years of experience in public service, particularly in the energy sector, including 1 year at ENBPar, 8 years at EPE, 3 years at the Ministry of Mines and Energy (MME), 4 years at PRODAM-SP, and 26 years at Light/Eletropaulo – Eletricidade de São Paulo.

Currently serving as a Member of the Board of Directors at Empresa de Pesquisa Energética – EPE since August 2023.

Integrity, Compliance and Risk Management (Compliance) Advisor at ENBPar – Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A., from July 2023 to October 2024.

Chief of Staff to the President of Empresa de Pesquisa Energética – EPE, from April 1, 2008, to July 5, 2016.

Ministry of Mines and Energy, from February 1, 2005, to March 2008, serving as Chief of Staff to the Minister of State for Mines and Energy and as Special Advisor to the Executive Secretary and the Minister of State.

Member of the Board of Directors of Eletrosul Centrais Elétricas S.A. (a company of the Eletrobras Group) and Liquigás Distribuidora S.A. (a company of the Petrobras Group), from June 2005 to April 2008.

Member of the Board of Directors of Companhia de Tecnologia de Informação da Cidade de São Paulo – PRODAM-SP, from January 2001 to January 2005.

President of Companhia de Tecnologia de Informação da Cidade de São Paulo – PRODAM-SP, from January 2, 2001, to January 3, 2005.

Chief Financial Officer (concurrently with the Presidency) of Companhia de Tecnologia de Informação da Cidade de São Paulo – PRODAM-SP, from January 8, 2003, to January 3, 2005.

Eletropaulo, from January 15, 1975, to December 31, 2000, with professional activities in the following areas: Finance, Electric Power Distribution, Information Technology, and Employee Representation on the Company’s Executive Board and in the Investment Club.

Details of the Main Activities:

On EPE's Board of Directors, I have been serving as a Member of the Board of Directors since August 2023, where I served as Substitute Chairman of the Board (January to April/2024) and I have also held the position of member and Chairman of the People, Eligibility, Succession and Compensation Committee since September 2023.

Corporate Governance of State-Owned Companies

Courses Held in relation to Law 13.303/2016

Fundação FIA – December/2023

IBGC – Instituto Brasileiro de Governança Corporativa – March/2024

Delloite – November/2024

-----------------------------------------------------------------------------------------------------------------------------

Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A.- ENBPar

Advisory to the Presidency - 07/14/2023 to 10/25/2024

Superintendence of Human Resources - Interim exercise of Superintendent in the months of July and August 2023.

Advisory to the Presidency - Integrity, Compliance and Risk Management Advisory – 07/14/2023 to 10/25/2024

Main activities:

Proposal of integrity, risk management and internal control policies for the company, to be submitted to the approval of the Board of Directors (e.g. Policies on Nepotism; Conflict of Interest and others) and communication to the organization's staff;

Verification of adherence and proposal of design improvements of the organizational structure and of the company's processes, products and services to the laws, regulations, policies and guidelines of corporate governance;

Coordination of risk identification, classification and assessment processes;

Coordination of the preparation and monitoring of action plans to mitigate the identified risks, verifying the adequacy and effectiveness of risk management, as well as the necessary regulations;

Exercise of activities jointly and in line with the areas of Internal Audit, Internal Affairs and Ombudsman, aiming to disseminate the importance of integrity, risk management and internal control, as well as the responsibility of each area of the company in these aspects;

Support the Board of Directors (including in relation to the subsidiaries of the ENBPar Group) to monitor decisions involving corporate governance practices, relationship with stakeholders, people management policy and Compliance;

Coordination, in partnership with the Office of the Presidency, of the Preparation of the ENBPar 2023 Administration Report;

Coordination in partnership with the Information Technology Superintendence of the GRC (Governance, Risk Management and Compliance) implementation process, within the scope of the implementation of SAP's ERP (Enterprise Resource Planning) Software.

Dialogue between senior management and the CGU and TCU control bodies:

Maximum Monitoring Authority of the Access to Information Law – LAI within the scope of ENBPar, from September 25, 2023, to October 25, 2024;

Responsible for coordinating the responses to the Audits of the Comptroller General of the Union – CGU in partnership with the Internal Audit;

In partnership with the Internal Audit, it exercised dialogue with the Federal Court of Accounts in the context of the Audit of Accounts of the Conecta-TCU Platform;

Responsible and coordinator of the work by ENBPar of the iESG survey - ESG Index (Environmental, Social and Governance) carried out by the TCU;

Responsible, in partnership with the Superintendence of Information Technology, for the collection of data sent to the TCU, regarding the audit of the controls implemented in the company to adapt to the General Law for the Protection of Personal Data (LGPD) and the professional in charge of Data Protection (DPO).

In the Office of the President of the Empresa de Pesquisa Energética – EPE

•	Advise the President in the coordination and execution of his activities
•	Coordinate and supervise the work of the Cabinet and the President's agenda
•	Interact with those responsible for the areas that are part of the Company's organizational structure in order to expedite the forwarding and solution of matters of interest to EPE
•	Participate in the meetings of the Company's Board of Directors and Board of Directors, assisting the President in the forwarding of processes and decision-making.

I coordinated the Working Group that prepared and monitored the first cycle of EPE's Strategic Planning in the period 2013-2015, focusing on activities aimed at strengthening the company's internal capacity, to meet the demand for work and its mission.

The Strategic Planning monitored the main studies prepared by the company, of which the following stand out:

•	Objectives associated with the attributions of the EPE, aiming to subsidize the planning of the expansion of the energy sector.

Main Projects:

1.	National Energy Plan (PNE-2050)
2.	Ten-Year Energy Expansion Plan (PDE)
3.	Transmission Expansion Program (PET)
4.	Ten-Year Plan for the Expansion of the Pipeline Transport Network (PEMAT)
5.	Expansion of Hydroelectric Generation (Inventory, Feasibility and Environmental)

•	Objectives to support the auctions for the expansion of the electricity sector

Main Projects:

1.	Qualification of the projects for the generation auctions
2.	Studies in support of transmission auctions

•	Objective of Monitoring Energy Markets

Main Projects:

1.	Monthly Review of the Electric Energy Market
2.	Statistical Yearbook of Electric Energy
3.	National Energy Balance

I served as Executive Secretary of the Advisory Board of the Empresa de Pesquisa Energética – CONCEPE.

CONCEPE aims to suggest guidelines, strategies and priority areas of action for studies of EPE. It is composed of 5 (five) Secretaries of State for Energy Affairs, one from each geographic region of the country; 2 (two) representatives of the electric power generators, one of which is for hydroelectric generation and the other for thermoelectric generation; and by representatives of electricity transmitters and distributors; gas and fuel distribution companies; oil and coal producers, the sugar-alcohol sector and entrepreneurs of alternative energy sources. It is also composed of 4 (four) representatives of energy consumers, one from industry, one from commerce, one from the rural sector and one from residential consumers and 1 representative of the scientific community with specialization in the energy area.

Member of the Executive Committee of the Rio Capital of Energy Program of the Government of the State of Rio de Janeiro – 2011/2014. Program Objective: To consolidate Rio as a center of rationalization, technological innovation and environmental sustainability in the energy area.

MINISTRY OF MINES AND ENERGY

In the Office of the Minister – Responsibilities

•	Advise the Minister of State in their political and social representation;
•	Plan, prepare, and coordinate the Minister’s schedule;
•	Monitor compliance with the guidelines and determinations issued by the President of the Republic, coordinate actions with the relevant departments, and follow up on their implementation;
•	Assess requests for meetings and invitations in light of the political, technical, and strategic aspects involved;
•	Follow the progress of projects of interest to the Ministry under review in the National Congress;
•	Ensure responses to inquiries and requests made by the National Congress;
•	Coordinate the official publication and dissemination of matters related to the Ministry’s area of activity;
•	Monitor compliance with the Minister’s guidelines and determinations, coordinate actions with the relevant departments, and follow up on their implementation;
•	Coordinate with the relevant departments and monitor compliance with the commitments made in meetings, hearings, memoranda, international protocols, and requests from stakeholders and sectoral entities.

In the Special Advisory Office of the Executive Secretariat of the MME – Responsibilities

Advise the Executive Secretary in the oversight and coordination of the activities of affiliated entities;

Advise the Executive Secretary in the definition of strategic guidelines and in the implementation of policies and actions within the Ministry’s and its affiliated entities’ areas of competence;

Advise the Executive Secretary in monitoring sectoral and human resources policies of affiliated companies;

Advise the Executive Secretary in assessing the technical and economic impacts of matters discussed or approved by the boards of directors of the Eletrobras Group companies;

Advise the Minister and the Executive Secretary in defining the monitoring structure and project targets under the Growth Acceleration Program – PAC, for which the Ministry is responsible, as well as in discussions with the Ministry of Finance on the creation of the Special Regime for Infrastructure Development Incentives – REIDI.

Key Actions:

On Regulatory Matters

•	Represented the Executive Secretariat in meetings at the Presidential Chief of Staff’s Office (Casa Civil) regarding the debate on the role of Regulatory Agencies;
•	Monitored the drafting and participated in the assessment of performance-based contracts entered into with the Brazilian Electricity Regulatory Agency – ANEEL;
•	Advised the Executive Secretary on the design and execution of energy auctions;
•	Participated, as recommended by the Executive Secretary, in committees and collegiate bodies within the scope of sectoral initiatives, to gather updated positions on ongoing matters and provide advisory support;
•	Auction of the Madeira River Power Plants;
•	Legislative authorization regarding the Belo Monte studies (Decree).

In Social and Environmental Management:

•	I participated in articulation with the Ministry's bodies, with public government entities, business entities and social organizations to equate the environmental and social impacts for prepositions of agreements or covenants related to socio-environmental issues associated with projects in the electricity sector.
•	I represented the MME in the Special Commission: "Affected by Dams" of the Council for the Defense of the Rights of the Human Person.
•	I represented the Ministry of Mines and Energy in the negotiations with the Movement of People Affected by Dams (MAB) and the Movement of the Landless (MST) aiming at the eviction of the Tucuruí hydroelectric plant in Pará

•	I represented the Ministry of Mines and Energy in the negotiations with the Movement of People Affected by Dams – MAB aiming at the eviction of Eletrosul's Transformer Station Facilities in the state of Rio Grande do Sul

In the Mineral Sector

•	I have participated in the Working Group within the MME that initiated the discussions on the new regulatory framework for the mineral sector.
•	I have coordinated the Audit Commission of the Kimberley Process (an international mechanism aimed at identifying the origin of diamond extraction) at the former National Department of Mineral Production – DNPM (currently, the National Mining Agency – ANM).

In the sector of Tariff Management

•	I participated in a Working Group together with ANEEL to redefine the differentiated tariff for Rural Cooperatives
•	I coordinated the Ministry's Working Group for the reformulation and implementation of tariff policies that ensure access to the use of electricity for low-income consumers, resulting in negotiations with the Chamber of Deputies that reformulated the Low-Income Social Tariff

I participated in an internal group of the MME to formulate a policy to encourage the use of efficient refrigeration.

I was part of the Brazilian Delegation, together with the Ministries of Finance and Foreign Affairs, which participated in an Economic Seminar on China, with South American countries, and a Technical Visit to China in the cities of Beijing; Shanghai and Fujian, in November 2005.

On the Empresa de Tecnologia da Informação e Comunicação do Município de São Paulo – PRODAM-SP S.A.

As president of the Company and Executive Secretary of the Informatization Committee of the City of São Paulo, I participated in the coordination of:

- Restructuring of the company, focusing its activities on Information and Communication Technology, promoting a 50% reduction in cost expenses in the period of 04 years.

- Replacement of the low-speed logical network of municipal public agencies through high-speed broadband network

- Creation, in partnership with the company Iqara Telecom (a company of the British Gas Group – Comgás) of the Aura Fiber Optic Network (very high speed Municipal Network) serving all Secretariats, Companies and Municipal Authorities. - Computerization of the School Network with the creation of Computer Rooms throughout the municipal network

- Infrastructure support for the implementation of Electronic Government in the city of São Paulo

- Modernization of several Information Systems with emphasis on the Budget System of the Secretariat of Finance

- Technological support to the Municipal Department of Transportation for the creation of the Single Ticket Chief Financial Officer interim, cumulatively to the Presidency, from 01/08/2003 to 01/03/2005.

At Eletropaulo I worked from 01/15/75 to 12/31/2000:

1998/2000 – Analyst and Manager of the General Support area (Corporate Management) of the Superintendence of Power Quality and Measurement of the Distribution Board, in the functions of Human Resources management, Service Administration, Information Systems and Operation of launches in SAP's ERP, as well as Energy Efficiency and Research and Development (R&D) Projects with the inspection agencies: ANEEL and the Public Energy Services Commission – SP.

1997/2000 – Vice-President of the Eletropaulo Employees' Investment Club.

1997/1998 – Analyst of the Contract Management and Planning Area of the Distribution Board.

1990/1992 – Economic Analyst in the area of Studies and Planning of the Superintendence of Planning - Distribution Board

Dec/85 to Mar/90 and from 1992 to 1997 I was president of the Council - CRE e Employee Representative Director in the Board of Directors of Eletropaulo.

Jan/75 to Dec/85 – Exercise of administrative, accounting, treasury, financial, programming and systems integration activities (with the Superintendence of Information Technology), in the Financial Department.

SCHEDULE 2

Section 7.3 to 7.6 of the Company's Reference Form (information about the candidate for membership of the Company's Fiscal Council)

NAME	DATE OF BIRTH	ADMINISTRATIVE BODY:	ELECTION DATE	TERM OF OFFICE
DENILVO MORAIS	05.24.1960	Fiscal Council	To be defined	OGM 2026
CPF	PROFESSION	ELECTED OFFICE HELD:	START DATE OF THE TERM	ELECTED BY THE CONTROLLER?
896.703.618-34	Economist	N/A	To be defined	No
INDEPENDENT MEMBER	NUMBER OF CONSECUTIVE TERMS:	OTHER POSITIONS AND FUNCTIONS HELD IN THE ISSUER:
No	0	N/A
MAIN PROFESSIONAL EXPERIENCES OVER THE LAST FIVE YEARS, HIGHLIGHTING, IF APPLICABLE, POSITIONS AND FUNCTIONS HELD IN (i) THE ISSUER AND COMPANIES IN ITS ECONOMIC GROUP; AND (ii) COMPANIES CONTROLLED BY ANY SHAREHOLDER OF THE ISSUER HOLDING, DIRECTLY OR INDIRECTLY 5% OR MORE OF THE SAME CLASS OR TYPE OF THE ISSUER’S SECURITIES.

Currently serving as a Member of the Board of Directors of the Empresa de Pesquisa Energética - EPE, since August 2023.

Integrity, Compliance and Risk Management (Compliance) Advisor at ENBPar – Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A., from July 2023 to October 2024.

Chief of Staff of the Presidency of the Empresa de Pesquisa Energética – EPE from 04/01/2008 to 07/05/2016.

Ministry of Mines and Energy from 02/01/2005 to March 2008, exercise of the functions of Chief of Staff of the Minister of State and Special Advisor to the Executive Secretary and the Minister of State.

Member of the Board of Directors, from June 2005 to April 2008, of Eletrosul Centrais Elétricas S.A. (a company of Eletrobras Group) and Liquigás Distribuidora S.A. (Petrobras Group company).

Chairman and Board Member of the Companhia de Tecnologia de Informação da Cidade de São Paulo – PRODAM-SP, from January 2001 to January 2005.

CRIMINAL CONVICTION / CONVICTION IN AN ADMINISTRATIVE PROCESS OF THE CVM, THE CENTRAL BANK OF BRAZIL OR THE SUPERINTENDENCE OF PRIVATE INSURANCE, AND THE PENALTIES APPLIED / FINAL AND UNAPPEALABLE CONVICTION IN THE JUDICIAL SPHERE OR SUBJECT TO A FINAL ADMINISTRATIVE DECISION, WHICH HAS SUSPENDED OR DISQUALIFIED HIM FROM PRACTICING ANY PROFESSIONAL OR COMMERCIAL ACTIVITY
None.

7.4 - Provide the information referred to in item 7.3 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory (the information provided in this item must cover audit, risk, financial and compensation committees, as well as similar organizational structures, even if such committees or structures are not statutory, provided that such committees or structures participate in the decision-making process of the issuer's management or management bodies as advisors or auditors).

Not applicable, considering that, currently, the nominated director is not a member of the Company's committee.

7.5 – Inform the existence of marital relationship, stable union or kinship up to the second degree between: a. officers of the issuer, b. (i) officers of the issuer and (ii) officers of companies directly or indirectly controlled by the issuer; c. (i) officers of the issuer or its directly or indirectly controlled companies and (ii) direct or indirect controlling shareholders of the issuer; d. (i) officers of the issuer and (ii) officers of companies directly or indirectly controlling the issuer.

None.

7.6 – Provide information on any relationships of subordination, service provision or control maintained, in the last three fiscal years, between the issuer's officers and: a. any company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, an equity interest equal to or greater than 99% of the share capital; b. any direct or indirect controlling shareholder of the issuer; c. any supplier, client, debtor or creditor of the issuer, its controlled companies, or the controlling or controlled companies of any such persons, whenever relevant.

None.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.